UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 25, 2006**

DELMARVA POWER & LIGHT COMPANY

(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

800 King Street, P.O. Box 231, Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Delaware Base Rate Case

On April 25, 2006, the Delaware Public Service Commission (DPSC) issued a final order in the distribution base rate proceeding filed by Delmarva Power & Light Company (DPL) in September 2005. In its first comprehensive rate case in over ten years, DPL sought approval of an annual increase of approximately $5.1 million in its electric rates, consisting of an increase of approximately $1.6 million to its electric distribution base rates and the recovery of approximately $3.5 million (which amount was raised to $4.9 million as a result of subsequent filings in the case) in costs to be assigned to the supply component of rates collected as part of standard offer service (SOS). DPL's distribution revenue requirement in the application was based on a proposed return on common equity of 11%.

The order of the DPSC approves a decrease in distribution rates of $11.1 million and a 10% return on equity. The order also modifies plant depreciation rates and adopts other miscellaneous tariff modifications. In addition, as requested by DPL, the order assigns $4.9 million in annual costs to the supply component of rates to be collected as part of SOS. DPL expects that the elements of the order, taken together, will have the effect of reducing annual net after-tax earnings and cash flow by approximately $1.6 million and $3.5 million, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY
(Registrant)

Date   April 28, 2006   /s/ T. S. SHAW
                                Name: Thomas S. Shaw
                                Title: President and
                                         Chief Executive Officer